RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2006 and the audited consolidated financial statements, notes and related MD&A thereto of Resin Systems Inc. ("RS" or the "Company") for the year ended December 31, 2005.  The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  This discussion provides management's analysis of the Company's historical financial and operating results and provides estimates of the Company's future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be significant.  Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of May 9, 2006.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company's ability to raise capital on acceptable terms when needed; the Company's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which the Company operates; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials and the cost of such raw materials; the Company's reliance on third party licensees in international markets; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's 2005 Annual Information Form and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

All references are to Canadian dollars unless otherwise indicated.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products.

The Company's vision is to be the world's leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener™ products.

In the first quarter of 2006, RS continued to pursue the execution of its RStandard business plan and continued progression of its "FUTURES" development initiatives. The Company's focus for 2006, as previously communicated, is to:

•

continue its North American ("NAFTA") market penetration by adding key NAFTA customers and increasing the number of repeat orders from existing customers;

•

build its international business by supporting Australian and Chinese licensees and seeking additional licensees in other markets;

•

complete the installation and commissioning of the first two production cells in Calgary, Alberta and achieve full and efficient production from these cells;

•

continue working with pultrusion customers in developing product applications using Version resin systems in the infrastructure sectors; and

•

complete the development of its conveyor roller product and finalize the business model for commercializing this product prior to the end of the second quarter of 2006.

Production

During the quarter, the Company completed the installation and commissioning activities of its second production cell ("Cell 2") and commenced production from Cell 2. The significance of completing the commissioning of Cell 2 is that RS is now able to produce transmission-grade pole heights and strengths for its customers.

During the quarter, the Company continued its investment in its state-of-the-art Calgary production facility with capital expenditures of $1.6 million required to complete the setup of the filament winding machines and equipment and another $2.0 million of manufacturing startup expenses. These manufacturing startup expenses included the training of production staff, modules scrapped and materials wasted during the qualification process.  Costs were higher in the quarter as the Company concentrated on the qualification of the larger, more costly pole modules required to produce the transmission-grade pole heights.  At the end of the first quarter, the Company was producing finished goods well below the expected capacity.  Management expects that as production increases and efficiencies are realized, production volumes and gross margins will grow and the one time costs associated with the manufacturing startup expenses will be eliminated.

With the completion of Cell 2, RS shipped the first of several containers necessary to complete the testing and approval process in accordance with the Company's arrangement with its Chinese licensees announced in 2005.  RS's licensee partners in China have indicated that they expect to complete this process before the end of the third quarter.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

During the second quarter of 2006, the Company will continue to focus on reaching 24 hour operation in its Calgary facility and reaching full production efficiency. Accomplishing these goals will require hiring and training staff, perfecting standard operating procedures, fixing remaining mechanical and programming issues, and reaching ISO 2000 qualification of all RStandard modules in a production environment. Once the Company achieves full production efficiency from its two production cells, RS will be in a position to replicate its "template" production cells and order the next cells for its expansion.  In addition, the Company will be in a position to order cells for its licensee facilities

Development, Sales and Marketing

RS continued to grow its customer base in the first quarter by adding 11 new customers, resulting in a customer base in excess of 40.  This resulted in increased growth in revenue quarter over quarter.

Included in first quarter revenue is the recently announced order for a wind farm in Texas.  This was the Company's first wind-farm installation and it demonstrated the effectiveness of the RStandard product and its modular design. In particular, the customer reported significant time and labour savings in the rough and unstable terrain of the installation. Additionally, the customer avoided significant project delays when their pole requirements changed midstream – rather than returning all of the product that had been delivered and reordering new poles, they were able to change a small number of modules to meet their new requirements.

In order to enhance the Company's executive team, RS appointed Cheryl Fitzpatrick as Senior Vice President, Sales and Marketing in February, 2006.  Ms. Fitzpatrick brings to RS 28 years experience in marketing, sales and service and has held senior leadership roles in strategic planning, marketing, sales and service in the telecommunications industry, competing effectively in aggressive high tech markets.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Selected Financial Information

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005
Total Revenues	815,512	82,951
Net Loss	(8,089,130)	(3,869,987)
per share	(0.09)	(0.05)

	March 31, 2006	December 31, 2005
Total assets	32,367,251	35,518,770
Total long-term liabilities	16,233,444	15,863,637
Working capital	13,066,301	17,699,604

The Company's revenues for the first quarter of 2006 were $815,512 compared to $82,951 in the first quarter of 2005, with the increase comprised primarily due to a $687,598 increase in utility product sales. Resins, coatings and pultrusion revenues for the first quarter of 2006 were $112,929 compared to $77,559 in the first quarter of 2005.

Net loss for the first quarter of 2006 was $8,089,130 or $0.09 per share compared to $3,869,987 or $0.05 per share in the first quarter of 2005.   The increase in costs resulting in the increase in the net loss were primarily associated with manufacturing startup activities of the Calgary production facility as well as engineering and development costs related to the development of products for pultrusion companies.

Total assets for the period ended March 31, 2006 decreased from December 31, 2005 by $3.1 million due to a decrease in cash of $4.7 million from use in operations and an increase in property plant and equipment resulting from the completion of the Calgary production facility amounting to $1.6 million.

Long-term liabilities increased by $369,807 from December 31, 2005 due to the accretion of the debt portion of unsecured convertible debenture issued in October 2005 of $414,135.

Working capital has decreased by $4.6 million from December 31, 2005 due to the use of cash in day to day operations and investing in the completion of the Calgary production facility.

Revenues

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005
Product revenues	815,512	82,951
Other income	176,912	81,679

The Company's market development and sales efforts for the quarter focused on RStandard transmission and distribution poles and Version resin sales for pultruded products.

Revenue from product sales increased 883% compared to the first quarter of 2005.  The product mix has changed from the corresponding quarter in 2005 with the major difference being a $687,598 increase in utility pole sales.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Other income was comprised of Interest earned totalling $176,912 in the first quarter of 2006 compared to $26,445 in the first quarter of 2005.  This was due to the increase in investment balances over the prior year's first quarter.

Operating Expenses

	Three Months Ended
	March 31, 2006	March 31, 2005
Cost of sales	935,551	77,134
Manufacturing start-up and product development	3,931,896	1,447,555
General and administrative	1,845,962	1,829,047
Marketing and business development	906,374	474,012
Financing charges	988,531	4,456
Amortization of property, plant and equipment	473,240	202,413
Total Operating Expenses	9,081,554	4,034,617

Cost of Sales

Cost of sales increased period over period by $858,417 as a result of increased product revenues.  Current product gross margins were $(120,039), or negative 15%, and as discussed earlier under "Production", this is due to the fact that full production efficiency has not yet been realized.

Manufacturing Start-up and Product Development

Manufacturing start-up and product development expenses for the first quarter of 2006 increased by 172% from the first quarter of 2005. Manufacturing start-up and product development expenses increased by $2.5 million due to one time manufacturing startup and product development expenses at the Calgary production facility of $1.5 million.  Labour costs related to the manufacturing startup of the production facility were $0.5 million.  In addition the Company invested $1 million in engineering and product development costs compared to $0.5 million in the first quarter of 2005.

Marketing and Business Development

Marketing and business development expenditures increased from $474,012 in the first quarter of 2005 to $906,374 in 2006 due to the increased business focus on market entry and development in the transmission and distribution pole and pultruded product markets.

General and Administrative

General and administrative costs were stable in the period ended March 31, 2006 compared to the same period in 2005 ($1,845,962 and $1,829,047, respectively).

Financing Charges

Financing charges increased by $984,075 due mainly to the debenture interest expense of $524,000, debenture accretion expense of $414,135, and amortization of deferred financing costs of $39,826 recorded in first quarter as a result of the convertible debentures issued October 7, 2005.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Amortization of Property, Plant, and Equipment

Amortization charges increased by $270,827 to $473,240 in the first quarter of 2006, ($202,413 in 2005), as a result of the property, plant and equipment expenditures for the Calgary production facility.

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from June 30, 2004 to March 31, 2006:

	2006	2005				2004

($ thousands, except per share amount)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue	816	506	246	227	83	3	48	113
Net loss	8,089	7,604	4,899	4,634	3,870	5,793	3,392	2,743
Basic and diluted loss per common share	$0.09	$0.09	$0.06	$0.06	$0.05	$0.08	$0.06	$0.05
Total cash (1)	13,246	17,960	2,896	7,632	6,863	1,972	5,487	11,575
Total assets	32,367	35,519	19,704	17,941	16,643	9,229	14,157	17,039
Total long term debt (2)	15,431	15,017	498	498	498	498	428	428

Notes:

(1)

Total cash includes cash and short term investments.

(2)

Total long term debt includes the convertible debenture and the debt owing to the National Research Council

Liquidity and Capital Resources

The Company's main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company entered fiscal 2006 with $17,960,303 in cash.  Funds spent on operations in the quarter totalled $8,092,896 up from $3,048,778 in 2005.  Additional funds of $1,256,315 were used to purchase equipment allowing the Company to complete its production facility.  Repayments of long term liabilities amounted to $24,758.  This activity was funded through cash reserves, the issuance of 2,263,743 common shares pursuant to the exercise of purchase warrants for total proceeds of $4,359,503 and the issuance of 58,750 common shares pursuant to the exercise of stock options for total proceeds of $20,500.

Additional Information

Additional information regarding the Company and its business operations, including the Company's annual information form for the year ended December 31, 2005, is available on the Company's SEDAR company profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov.

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